Exhibit 99.1

Re: Update Regarding Searchlight Transaction, Debenture holders’ Meetings

Ramat Gan, Israel - July 29, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM), hereby reports that the meetings of the debenture holders of both the Company and Internet Gold-Golden Lines Ltd. Approved the Searchlight Capital Partners, L.P. and the Fuhrer Family Office Transaction, as was previously widely reported.

The Transaction is expected to be completed during the next few months and is subject to shareholder approval, final creditors approval, court approval, regulatory clearances and other customary closing conditions.”

The Company will continue to update on developments.